UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-38929

Fiverr International Ltd.
(Translation of registrant’s name into English)

8 Eliezer Kaplan Street
Tel Aviv 6473409, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

On July 29, 2026, Fiverr International Ltd. (the “Company”) will hold a conference call regarding its unaudited financial results for the second quarter ended June 30, 2026.  A copy of the related press release is furnished as Exhibit 99.1 hereto.

Exhibit No.	Description

99.1	Press Release of Fiverr International Ltd., dated July 29, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Fiverr International Ltd.

Date: July 29, 2026	By: /s/ Esti Levy-Dadon Esti Levy-Dadon Chief Financial Officer